FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†**
(Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus,
R Dañino*, A R Hill

, J G Hopwood, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,

Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za
Enquiries
Media and Investor Enquiries

Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email    Nikki.Catrakilis-Wagner@
             goldfields.co.za
Media Enquiries

Julian Gwillim
Tel      +27 11 562-9774
Mobile +27 (0) 82 452 4389
email    Julian.Gwillim@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS TO RELEASE
Q2 F2010 RESULTS ON 4 FEBRUARY 2010
Johannesburg, 12 January 2010. Gold Fields Limited (“Gold
Fields”) (NYSE, JSE, DIFX: GFI) will publish its Q2 F2010 results on the company’s website
www.goldfields.co.za
at 08:00 am SA time on
Thursday, 4 February 2010.
LIVE RESULTS PRESENTATION AND SIMULTANEOUS AUDIO
AND VIDEO WEBCAST

Management will host a results presentation at the time and venue listed below:
Date:
Thursday, 4 February 2010
Time: 09:45 for 10:00
Venue:
Summer Place
69 Melville Road, Hyde Park
RSVP: Kindly confirm attendance with Francie Whitley at:
tel: +27 (0) 82 321-7344 or
email: franciew@goldfields.co.za.
A simultaneous audio and video webcast will be available on the Gold
Fields website
www.goldfields.co.za
at 10:00 (SA time) on 4 February
2010.
SUMMIT TV
A simultaneous Live Results broadcast will be available to Southern
African viewers via Summit, DStv Channel 55.

TELECONFERENCE
A global teleconference will be held on the same day (4 February
2010 at 16:30 South African time (United States: 09:30am Eastern time). An invitation with full details is attached.

CONFERENCE CALL
GOLD FIELDS LIMITED - Q2 F2009 RESULTS
4 February 2010
Johannesburg: 16:30
For United Kingdom: 14:30 hours GMT
For North America: 09:30 a.m., Eastern time
A telephone conference call has been scheduled at the times indicated above. Details are as follows:
DIAL IN NUMBERS
Country
Toll Number
Toll-free Number
South Africa 011 535-3600 0 800 200-648
USA 1 412 858-4600 1 800 860-2442
Australia 1 800 350-100
United Kingdom 0 800 917-7042
Canada 1 866 519-5086
Ask for Gold Fields call
A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:
Playback code: 2541#
(Available for seven days)

South Africa & Other: + 27 11 305 2030
USA: 1 412 317 0088
United Kingdom: 0808 234 6771
Australia: 1 800 091 250
Investor contacts:
Willie Jacobsz Phone: +1 508 358 0188
willie.jacobsz@gfexpl.com
Nikki Catrakilis-Wagner    Phone: +27 (0) 83 309-6720
nikki.catrakilis@goldfields.co.za
Francie Whitley Phone: +27 (0) 82 321-7344
franciew@goldfields.co.za
Media contact:
Julian Gwillim
Phone: +27 (0) 82 452-4389
julian.gwillim@goldfields.co.za
-ends-
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange
(NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold Fields website at
www.goldfields.co.za.

*Based on the annualised run rate for the fourth quarter of F2009

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 January 2010

GOLD FIELDS LIMITED
By:

Name:    Mr W J Jacobsz
Title:       Senior Vice President: Investor
                Relations and Corporate Affairs